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                                     LOGO

                                                               February 9, 1998

Dear Shareholder:

  The Board of Directors of Safety-Kleen continues to believe that the $27.00 all cash Merger Agreement with the Philip Group is in the best interests of Safety-Kleen and its shareholders, and, therefore, has unanimously recommended that all shareholders of Safety-Kleen reject the Amended Laidlaw Environmental Exchange Offer. The Board reached its conclusions at meetings on January 31, 1998, February 3, 1998 and February 7, 1998, in which it thoroughly reviewed the Amended Laidlaw Environmental Exchange Offer with the assistance of its advisors. At its February 7 meeting, the Board received the advice of Philip Services Corp. that, although bank approvals are required, it is "confident that the commitment for funding [Philip's] portion of the SK Parent entity will be in place in advance of the shareholder meeting and that [Philip's] funding will be in place when required." The full text of Philip's letter is set forth in the accompanying proxy supplement.

  Despite Laidlaw Environmental's late January changes to its proposal, the ultimate value of that proposal is still substantially affected by the value of its stock and many of the Board's initial concerns remain. As a result of the transaction, the combined entity would carry more than $2.3 billion of debt resulting in a debt-to-equity ratio of more than 71% compared to Safety-Kleen's ratio of approximately 29%. Safety-Kleen shareholders would own a substantial portion of the stock in the highly-leveraged company.

  The Board remains convinced that Laidlaw Environmental cannot achieve its estimated $100-$130 million of synergies due to our conviction that there is very little overlap between Safety-Kleen's core service business and Laidlaw's landfill and incineration business. We do not believe that Laidlaw can accomplish more than $26.4 million to $28.4 million of synergies without significant reductions in service quality, revenue and profit. Laidlaw Environmental's proposed transaction would not prove accretive to shareholders without Laidlaw Environmental achieving significant synergies. It is important to emphasize that Laidlaw Environmental has a base of 18,000 mid to large-size customers compared with Safety-Kleen's nearly 400,000 customers consisting primarily of smaller-quantity generators. Safety-Kleen has a very transaction-driven business performing over five million services annually.

  Your Directors also considered the value of the $12.00 common stock portion of Laidlaw Environmental's offer which is dependent upon its stock trading above $4.29 per share. The Laidlaw Environmental stock, which has frequently traded below this minimum level, was viewed by the Board as relatively volatile. On February 6, 1998, Laidlaw Environmental common stock closed at $4.19 per share. The Board is concerned about the potential impact on the market price of Laidlaw Environmental stock from the massive issuance of 129 million to 162 million shares that would result from this transaction and other risks relating to Laidlaw Environmental stock described in the proxy supplement, as well as general economic and market uncertainties. The Board believes that given the risks inherent in taking Laidlaw Environmental Stock at this time, an all cash $27 per share transaction is preferable.

  The significant differences between the business operations of Safety-Kleen and Laidlaw Environmental were also evaluated as well as the expressed desire of its parent, Laidlaw, Inc., to deconsolidate Laidlaw Environmental from its balance sheet. Safety-Kleen recycles; Laidlaw Environmental incinerates and puts wastes in landfills. The Board believes the latter results in much greater potential environmental liability. If the Laidlaw Environmental transaction were completed, Safety-Kleen shareholders would become subject to these environmental risks from hazardous waste landfills and incinerators.

  The Board, together with the principals of the Philip Group, remains committed to seeking approval of the Merger Agreement at a special meeting of shareholders. That meeting was originally scheduled for February 11.
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However, in order to provide shareholders with additional time to consider the information set forth in the accompanying proxy supplement and Schedule 14D-9 Amendment, the February 11 meeting will be adjourned to Wednesday, February
25, 1998, at 3:00 p.m., central time, at the Elgin Community College Business Conference Center, 1700 Spartan Drive, Elgin, Illinois 60123. Accordingly, no action on the Merger Agreement will be taken at the February 11 meeting.

  I urge you to read the enclosed material carefully, especially the section headed "Recent Developments--Reasons for the Recommendation", which addresses in greater detail the concerns noted in this letter. It is very important that your shares be represented and voted at the special meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE GOLD-STRIPED PROXY CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE REGARDLESS OF WHETHER YOU HAVE PREVIOUSLY SUBMITTED THE GREEN-STRIPED PROXY CARD SENT TO YOU BY LAIDLAW ENVIRONMENTAL. PLEASE NOTE THAT ALTHOUGH THE ENCLOSED GOLD-STRIPED PROXY CARD CONTINUES TO REFER TO THE FEBRUARY 11, 1998 SPECIAL MEETING, AS SET FORTH ABOVE AND IN THE ACCOMPANYING PROXY SUPPLEMENT, THE SPECIAL MEETING WILL BE ADJOURNED TO FEBRUARY 25. If the Merger Agreement is approved, following consummation of the Merger each shareholder of record will be mailed a transmittal form and instructions for surrender of stock certificates for payment pursuant to the Merger Agreement. Please do not surrender your stock certificates until you have received the letter of transmittal and instructions thereto.

  WE FIRMLY BELIEVE THAT APPROVAL OF THE MERGER AGREEMENT IS THE BEST DECISION FOR ALL SHAREHOLDERS AND URGE YOU TO VOTE "FOR" THE PROPOSAL.

  Your Board of Directors and I greatly appreciate your continued support and encouragement.

                                          Sincerely,


                                LOGO
                                          Donald W. Brinckman
                                          Chairman Of The Board and Chief
                                          Executive Officer